UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 2, 2025, Mint Incorporation Limited (NASDAQ: MIMI) (the “Company”) announced that certain shareholders of the Company, including entities beneficially owned and controlled by Mr. Cheong Shing Ku, Chairman of the Board, and Mr. Hoi Hung Chan, Director and Chief Executive Officer, have entered into voluntary lock-up agreements (the “Voluntary Lock-Ups”).

A copy of the Company’s press release dated October 2, 2025 is furnished herewith as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: October 2, 2025	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Mint Incorporation Limited Announces Voluntary Lock-ups by Certain Shareholders

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